Exhibit 99.1

NICE Reports 30% Cloud Growth for Second Quarter 2020

Strong Growth in Operating Income with Greater Than 200% Year-Over-Year
Growth in Cash Flow from Operations

Hoboken, New Jersey, August 6, 2020 - NICE (NASDAQ: NICE) today announced results for the second quarter ended June 30, 2020.

Second Quarter 2020 Financial Highlights

GAAP	Non-GAAP
Cloud revenue of $184 million, growth of 30% year-over-year	Cloud revenue of $186 million, growth of 30% year-over-year
Total revenue of $393 million, growth of 3% year-over-year	Total revenue of $395 million, growth of 4% year-over-year
Gross margin of 65.5% compared to 65.6% last year	Gross margin of 71.0% compared to 70.9% last year
Cloud gross margin of 56.2% compared to 50.3% last year	Cloud gross margin of 65.7% compared to 61.4% last year
Operating income of $56 million compared to $53 million last year, an increase of 5%	Operating income of $111 million compared to $101 million last year, an increase of 10%
Operating margin of 14.3% compared to 14.1% last year	Operating margin of 28.2% compared to 26.6% last year
Diluted EPS of $0.68 versus $0.65 last year, 5% growth year-over-year	Diluted EPS of $1.37 versus $1.25 last year, 10% growth year-over-year
Operating cash flow of $60 million compared to $18 million last year

“We are pleased to report another quarter of strong and accelerated cloud growth as cloud revenues grew 30% year-over-year, combined with a continued substantial increase in profitability,” said Barak Eilam, CEO of NICE. “The strong cloud performance demonstrates how well we are positioned, as enterprises of all sizes become intensely focused on extreme agility in a constantly changing environment.”

Mr. Eilam continued, “Our recent business performance highlights that: 1) our solutions are mission critical now more than ever, 2) our cloud platforms are essential to enable a flexible work-from-home mode of operation, and 3) cloud and digital transformation, which are at the core of our business, are now dramatically accelerating in the enterprise market.”

GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues: Second quarter 2020 total revenues increased 3.4% to $393.2 million compared to $380.4 million for the second quarter of 2019.

Gross Profit: Second quarter 2020 gross profit increased to $257.4 million from $249.6 million. Second quarter 2020 gross margin was 65.5% compared to 65.6% for the second quarter of 2019.

Operating Income: Second quarter 2020 operating income and operating margin increased to $56.1 million and 14.3%, respectively, compared to $53.5 million and 14.1%, respectively, for the second quarter of 2019.

Net Income: Second quarter 2020 net income and net income margin increased to $44.6 million and 11.3%, respectively, compared to $42.1 million and 11.1%, respectively, for the second quarter of 2019.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the second quarter of 2020 increased 4.6% to $0.68, compared to $0.65 in the second quarter of 2019.

Operating Cash Flow and Cash Balance: Second quarter 2020 operating cash flow was $59.6 million. In the second quarter $3.5 million was used for share repurchases. As of June 30, 2020, total cash and cash equivalents, short term investments were $1,103.0 million, and total debt was $469.6 million.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues: Second quarter 2020 non-GAAP total revenues increased to $395.1 million, up 3.6% from $381.4 million for the second quarter of 2019.

Gross Profit: Second quarter 2020 non-GAAP gross profit and gross margin increased to $280.5 million and 71.0%, respectively, from $270.5 million and 70.9%, respectively for the second quarter of 2019.

Operating Income: Second quarter 2020 non-GAAP operating income and non-GAAP operating margin increased to $111.4 million and 28.2%, respectively, from $101.3 million and 26.6%, respectively, for the second quarter of 2019.

Net Income: Second quarter 2020 non-GAAP net income and non-GAAP net income margin increased to $89.9 million and 22.7%, respectively, from $80.9 million and 21.2%, respectively, for the second quarter of 2019.

Fully Diluted Earnings Per Share: Second quarter 2020 non-GAAP fully diluted earnings per share increased 9.6% to $1.37, compared to $1.25 for the second quarter of 2019.

Third Quarter 2020 Guidance:

Third quarter 2020 Non-GAAP total revenues are expected to be in a range of $403 million to $413 million. Third quarter 2020 Non-GAAP fully diluted earnings per share are expected to be in a range of $1.33 to $1.43.

Quarterly Results Conference Call

NICE management will host its earnings conference call today August 6th, 2020 at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-344-364. The Passcode is 608 059 84. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom
0-800-032-9687. The Passcode for the replay is 973 031 96.

Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on long term debt and the tax effect of the Non-GAAP adjustments. Business combination accounting rules require the recognition of a legal performance obligation related to a revenue arrangement of an acquired entity as a liability. The amount assigned to such liability should be based on its fair value at the date of acquisition. The Non-GAAP adjustment for a revenue arrangement is intended to reflect the full amount of such revenue. The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). In addition, COVID-19 is contributing to a general slowdown in the global economy and may affect the Company’s business, results of operations, financial condition and our future strategic plans. At this time, the extent to which the COVID-19 may impact the Company’s financial condition or results of operations is uncertain. Furthermore, due to our subscription based business model, the effect of the COVID-19 may not be fully reflected in our results of operations until future periods, if at all. You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this presentation speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2020	2019
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$344,098	$228,323
Short-term investments	758,918	210,772
Trade receivables	301,951	319,622
Prepaid expenses and other current assets	132,929	116,972

Total current assets	1,537,896	875,689

LONG-TERM ASSETS:
Long-term investments	-	542,389
Property and equipment, net	142,999	141,647
Deferred tax assets	32,451	30,513
Other intangible assets, net	377,355	411,019
Operating lease right-of-use assets	100,891	106,196
Goodwill	1,428,097	1,378,418
Other long-term assets	142,219	124,034

Total long-term assets	2,224,012	2,734,216

TOTAL ASSETS	$3,761,908	$3,609,905

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$27,731	$30,376
Deferred revenues and advances from customers	276,772	245,792
Current maturities of operating leases	21,128	21,519
Exchangeable senior notes	255,610	251,583
Accrued expenses and other liabilities	372,132	391,685

Total current liabilities	953,373	940,955

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	29,336	26,045
Operating leases	97,333	103,490
Deferred tax liabilities	48,037	52,509
Loan	213,998	213,313
Other long-term liabilities	16,587	16,327

Total long-term liabilities	405,291	411,684

SHAREHOLDERS' EQUITY
Nice Ltd's equity	2,378,525	2,257,266
Non-controlling interests	24,719	-

Total shareholders' equity	2,403,244	2,257,266

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,761,908	$3,609,905

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2020	2019	2020	2019
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$38,257	$62,018	$102,865	$132,049
Services	170,979	176,420	344,171	347,338
Cloud	183,944	141,976	356,572	278,054
Total revenue	393,180	380,414	803,608	757,441

Cost of revenue:
Product	5,173	5,651	11,277	11,532
Services	50,037	54,619	103,550	109,742
Cloud	80,523	70,495	160,991	140,541
Total cost of revenue	135,733	130,765	275,818	261,815

Gross profit	257,447	249,649	527,790	495,626

Operating expenses:
Research and development, net	53,756	46,456	106,537	93,022
Selling and marketing	97,505	94,878	197,321	196,945
General and administrative	40,398	44,029	89,511	78,743
Amortization of acquired intangible assets	9,650	10,795	19,455	21,496
Total operating expenses	201,309	196,158	412,824	390,206

Operating income	56,138	53,491	114,966	105,420

Financial and other expense/(income), net	(423)	724	1,227	4,142

Income before tax	56,561	52,767	113,739	101,278
Taxes on income	11,956	10,709	23,020	22,156
Net income	44,605	42,058	90,719	79,122

Less: net loss attributable to non-controlling interests	182	-	266	-

Net income attributable to Nice Ltd.'s shareholders	44,787	42,058	90,985	79,122

Earnings per share:
Basic	$0.71	$0.68	$1.45	$1.28
Diluted	$0.68	$0.65	$1.39	$1.23

Weighted average shares outstanding:
Basic	62,638	62,116	62,557	61,980
Diluted	65,633	64,650	65,484	64,205

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2020	2019	2020	2019
GAAP revenues	$393,180	$380,414	$803,608	$757,441
Valuation adjustment on acquired deferred product revenue	-	-	-	15
Valuation adjustment on acquired deferred services revenue	-	-	-	2
Valuation adjustment on acquired deferred cloud revenue	1,950	953	2,729	1,825
Non-GAAP revenues	$395,130	$381,367	$806,337	$759,283

GAAP cost of revenue	$135,733	$130,765	$275,818	$261,815
Amortization of acquired intangible assets on cost of product	(1,125)	(979)	(2,259)	(1,849)
Amortization of acquired intangible assets on cost of services	(1,497)	(1,534)	(3,019)	(3,069)
Amortization of acquired intangible assets on cost of cloud	(16,064)	(15,043)	(31,622)	(29,848)
Valuation adjustment on acquired deferred cost of cloud	244	632	537	1,318
Cost of product revenue adjustment (1)	(68)	(102)	(136)	(207)
Cost of services revenue adjustment (1)	(1,680)	(2,001)	(3,280)	(4,145)
Cost of cloud revenue adjustment (1,2)	(948)	(877)	(1,792)	(1,784)
Non-GAAP cost of revenue	$114,595	$110,861	$234,247	$222,231

GAAP gross profit	$257,447	$249,649	$527,790	$495,626
Gross profit adjustments	23,088	20,857	44,300	41,426
Non-GAAP gross profit	$280,535	$270,506	$572,090	$537,052

GAAP operating expenses	$201,309	$196,158	$412,824	$390,206
Research and development (1,2)	(2,373)	(1,587)	(4,988)	(3,149)
Sales and marketing (1,2)	(8,797)	(5,798)	(14,062)	(11,474)
General and administrative (1,2)	(11,340)	(8,806)	(24,174)	(15,416)
Amortization of acquired intangible assets	(9,650)	(10,794)	(19,455)	(21,496)
Valuation adjustment on acquired deferred commission	36	76	71	169
Non-GAAP operating expenses	$169,185	$169,249	$350,216	$338,840

GAAP financial and other expense/(income), net	$(423)	$724	$1,227	$4,142
Amortization of discount on debt	(2,532)	(2,162)	(4,874)	(4,470)
Non-GAAP financial and other expense, net	$(2,955)	$(1,438)	$(3,647)	$(328)

GAAP taxes on income	$11,956	$10,709	$23,020	$22,156
Tax adjustments re non-GAAP adjustments	12,499	11,052	24,790	19,934
Non-GAAP taxes on income	$24,455	$21,761	$47,810	$42,090

GAAP net income	$44,605	$42,058	$90,719	$79,122
Valuation adjustment on acquired deferred revenue	1,950	953	2,729	1,842
Valuation adjustment on acquired deferred cost of cloud revenue	(244)	(632)	(537)	(1,318)
Amortization of acquired intangible assets	28,336	28,350	56,355	56,262
Valuation adjustment on acquired deferred commission	(36)	(76)	(71)	(169)
Share-based compensation (1)	25,206	18,328	46,851	35,332
Acquisition related expenses (2)	-	843	1,581	843
Amortization of discount on long term debt	2,532	2,162	4,874	4,470
Tax adjustments re non-GAAP adjustments	(12,499)	(11,052)	(24,790)	(19,934)
Non-GAAP net income	$89,850	$80,934	$177,711	$156,450

GAAP diluted earnings per share	$0.68	$0.65	$1.39	$1.23

Non-GAAP diluted earnings per share	$1.37	$1.25	$2.71	$2.44

Shares used in computing GAAP diluted earnings per share	65,633	64,650	65,484	64,205

Shares used in computing non-GAAP diluted earnings per share	65,633	64,650	65,484	64,205

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		June 30,		June 30,
		2020	2019	2020	2019

	Cost of product revenue	$68	$102	$136	$207
	Cost of services revenue	1,680	2,001	3,280	4,145
	Cost of cloud revenue	948	877	1,792	1,784
	Research and development	2,373	1,582	4,988	3,144
	Sales and marketing	8,797	5,768	13,974	11,444
	General and administrative	11,340	7,998	22,681	14,608
		$25,206	$18,328	$46,851	$35,332

(2)	Acquisition related expenses

		Quarter ended		Year to date
		June 30,		June 30,
		2020	2019	2020	2019

	Research and development	$-	$5	$-	$5
	Sales and marketing	-	30	88	30
	General and administrative	-	808	1,493	808
		$-	$843	$1,581	$843

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2020	2019	2020	2019
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$44,605	$42,058	$90,719	$79,122
Depreciation and amortization	45,601	43,012	89,651	84,820
Stock based compensation	25,064	18,312	46,632	35,316
Amortization of premium and discount and accrued interest on marketable securities	(3,618)	(233)	(2,870)	(574)
Deferred taxes, net	(678)	(10,764)	(9,870)	(18,622)
Changes in operating assets and liabilities:
Trade Receivables	14,134	(10,611)	14,793	20,112
Prepaid expenses and other assets	(20,677)	(51,949)	(34,768)	(72,531)
Trade payables	(13,283)	4,543	(805)	3,718
Accrued expenses and other current liabilities	(33,357)	(22,822)	(21,460)	9,616
Operating lease right-of-use assets, net	4,363	3,379	8,512	7,496
Deferred revenue	(415)	5,462	38,098	58,869
Long term liabilities	-	(403)	-	(280)
Operating lease liabilities	(4,132)	(3,654)	(9,689)	(9,159)
Amortization of discount on long term debt	2,532	2,162	4,875	4,469
Other	(558)	(516)	585	(1,984)
Net cash provided by operating activities	59,581	17,976	214,403	200,388

Investing Activities

Purchase of property and equipment	(7,823)	(6,566)	(17,456)	(14,982)
Purchase of Investments	(69,061)	(114,834)	(154,488)	(306,142)
Proceeds from Investments	78,980	93,558	164,865	170,508
Capitalization of software development costs	(9,912)	(8,897)	(19,199)	(17,391)
Payments for business and asset acquisitions, net of cash acquired	-	(25,788)	(50,836)	(25,788)
Net cash used in investing activities	(7,816)	(62,527)	(77,114)	(193,795)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	5,865	1,401	7,349	3,018
Purchase of treasury shares	(3,531)	(4,615)	(27,601)	(14,715)
Capital Lease payments	(15)	(187)	(177)	(440)
Net cash provided by/(used in) financing activities	2,319	(3,401)	(20,429)	(12,137)

Effect of exchange rates on cash and cash equivalents	902	(433)	(1,085)	(244)

Net change in cash and cash equivalents	54,986	(48,385)	115,775	(5,788)
Cash and cash equivalents, beginning of period	$289,112	$284,696	$228,323	$242,099

Cash and cash equivalents, end of period	$344,098	$236,311	$344,098	$236,311